Exhibit 99.1

15 West 6th Street, Suite, 1800 · Tulsa, Oklahoma 74119 · (918) 513-4570 · Fax: (918) 513-4571
www.laredopetro.com

Laredo Petroleum Updates 2013 Fourth-Quarter Production Guidance
Following Severe Winter Weather
TULSA, OK - December 18, 2013 - Laredo Petroleum Holdings, Inc. (NYSE: LPI) (“Laredo” or “the Company”), today updated fourth-quarter production guidance following the previously announced severe winter weather in the Permian region that caused operational disruptions and power outages across its leasehold. Most of the wells that were affected have been returned to production and the Company does not anticipate any adverse effects on well performance due to the downtime. Drilling and completion activities have returned to normal and the Company expects the impact to the first quarter of 2014 to be minimal.
The table below reflects the Company’s updated guidance for the fourth quarter of 2013.

Fourth quarter
2013
Production (MMBOE)	2.1 - 2.2
Crude oil % of production	57%
Price Realizations (pre-hedge, two-stream basis, % of NYMEX):
Crude oil	90% - 95%
Natural gas, including natural gas liquids	135% - 145%
Operating Costs & Expenses:
Lease operating expenses ($/BOE)	$8.50 - $9.00
Production taxes and ad valorem taxes (% of oil and gas revenue)	7.25%
General and administrative expenses ($/BOE)	$11.50 - $12.00
Depreciation, depletion and amortization ($/BOE)	$22.00 - $22.50

Laredo Petroleum Holdings, Inc. is an independent energy company with headquarters in Tulsa, Oklahoma. Laredo's business strategy is focused on the exploration, development and acquisition of oil and natural gas properties primarily in the Permian region of the United States.
Additional information about Laredo may be found on its website at www.laredopetro.com.
Forward-Looking Statements
This press release contains forward-looking statements as defined under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, that address activities that Laredo assumes, plans, expects, believes, intends, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.

General risks relating to Laredo include, but are not limited to the risks described in its Annual Report on Form 10-K for the year ended December 31, 2012, Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, and those set forth from time to time in other filings with the Securities and Exchange Commission (“SEC”). These documents are available through Laredo’s website at www.laredopetro.com under the tab “Investor Relations” or through the SEC’s Electronic Data Gathering and Analysis Retrieval System ("EDGAR") at www.sec.gov. Any of these factors could cause Laredo's actual results and plans to differ materially from those in the forward-looking statements. Therefore, Laredo can give no assurance that its future results will be as estimated. Laredo does not intend to, and disclaims any obligation to, update or revise any forward-looking statement.

# # #

Contacts:
Ron Hagood: (918) 858-5504 - RHagood@laredopetro.com

13-22

2